BOART LONGYEAR

08000401

Boart Longyear Limited

Corporate Office

2640 West 1700 South, Salt Lake City
PO Box 27314, Salt Lake City, Utah 84127, USA
Tel: +1 801 972-6430 • Fax: +1 801 977-3374
E-mail: info@boartlongyear.com
www.boartlongyear.com

082-35090

25 January 2008

Sent Via Overnight Courier

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

SUPPL

Re: Submission Pursuant to Rule 12g3-2(b)(1)(iii)

Dear Ladies and Gentlemen:

Pursuant to Rule 12g3-2(b)(1)(iii) under the Securities Exchange Act of 1934, Boart Longyear Limited (the "Company") hereby furnishes to the Securities and Exchange Commission one copy of the following announcements: (1) Press Release – Patagonia Drill Acquisition in Argentina, submitted on January 7, 2008; (2) Appendix 3B, submitted on December 31, 2007; and (3) Change of Registered Office. These announcements were submitted by the Company to the Australian Securities and Investments Commission and distributed by the Company to its security holders on the dates referenced above.

Please acknowledge receipt of the enclosed materials by file-stamping an enclosed copy of this letter and returning it to the undersigned in the envelope provided. If you have any questions regarding this submission, please contact the undersigned at (801) 954-2492.

Very truly yours,

Fabrizio Rasetti
Senior Vice President and General Counsel

PROCESSED
JAN 30 2008
THOMSON
FINANCIAL

Enclosure

dlw 1/29

ISO 14001 certified
ISO 9001:2000 certified

Boart Longyear Limited ABN 49 123 052 728

Office of Investor Relations

Level 25 Chifley Tower, 2 Chifley Square, Sydney
New South Wales 2000, Australia
Tel: +61 2 9293 2599 • Fax: +61 2 9293 2907

E-mail: ir@boartlongyear.com

www.boartlongyear.com

7 January 2008

PRESS RELEASE

Boart Longyear Expands in Argentina with Patagonia Drill Acquisition

Boart Longyear Limited (ASX: BLY) today announced that it has acquired Patagonia Drill, a highly successful provider of minerals exploration drilling services located in Mendoza, Argentina.

Paul Brunner, Chief Executive Officer of Boart Longyear, said the acquisition, which is EPS positive, is an excellent complement to Boart Longyear's expanding Latin American business footprint. "This acquisition strengthens Boart Longyear's position in the region and will add in excess of US$11 million revenue to the group," Mr Brunner said.

Patagonia Drill, with a total of 13 drill rigs, is an industry leader in diamond drilling and reverse circulation drilling, with an experienced team providing efficient, reliable and high quality service to its mining customer base. Mr Brunner said that there is potential for Boart Longyear to expand the business further in Argentina and neighbouring countries through leveraging Boart Longyear's global infrastructure and resources.

"At the same time, we are currently reviewing other acquisition opportunities which also meet our strategic objectives", he said.

For more information, please contact
Alison Henriksen
Vice President Investor Relations
Boart Longyear Limited
+61 2 9293 2599

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

Boart Longyear Limited

ABN

49 123 052 728

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	731,371
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully paid ordinary shares

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	$1.85 for a total receipt of $1,353,036.30
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	To partly satisfy equity arrangements with Management as described in Section 3.11 of the Prospectus issued 12 March 2007.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	31 December 2007

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	1,502,845,513	Ordinary Shares

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	Nil	

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	The present dividend policy will be maintained on the enlarged issued capital created by this issue.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	Not applicable
12	Is the issue renounceable or non-renounceable?	Not applicable
13	Ratio in which the +securities will be offered	Not applicable
14	+Class of +securities to which the offer relates	Not applicable
15	+Record date to determine entitlements	Not applicable
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	Not applicable
17	Policy for deciding entitlements in relation to fractions	Not applicable
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	Not applicable
19	Closing date for receipt of acceptances or renunciations	Not applicable

+ See chapter 19 for defined terms.

20	Names of any underwriters	Not applicable
21	Amount of any underwriting fee or commission	Not applicable
22	Names of any brokers to the issue	Not applicable
23	Fee or commission payable to the broker to the issue	Not applicable
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	Not applicable
25	If the issue is contingent on +security holders' approval, the date of the meeting	Not applicable
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	Not applicable
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	Not applicable
28	Date rights trading will begin (if applicable)	Not applicable
29	Date rights trading will end (if applicable)	Not applicable
30	How do +security holders sell their entitlements *in full* through a broker?	Not applicable
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	Not applicable

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	Not applicable
33	+Despatch date	Not applicable

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(tick one)

(a) ☑ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☑ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	Not applicable
39	Class of +securities for which quotation is sought	Not applicable
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Not applicable
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	Not applicable

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)	Not applicable	Not applicable

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 31 December 2007
Duncan W S Glasgow
Company secretary

== == == == ==

+ See chapter 19 for defined terms.

BOART LONGYEAR

Boart Longyear Limited ABN 49 123 052 728

Corporate Office Australia

Registered Office: Level 25, Chifley Tower,
2 Chifley Square, Sydney
New South Wales 2000, Australia
Tel +61 2 9293 2599 • Fax: +61 2 9293 2907

E-mail: ir@boartlongyear.com

www.boartlongyear.com

25 January 2008

Australian Securities Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Boart Longyear Limited (BLY) – Change of Registered Office

In accordance with Listing Rule 3.14, we advise that the registered office of the Company has changed, effective immediately, to 919-929 Marion Road, Mitchell Park SA 5043.

Phone numbers have also changed to:

P: +618 8375-8375
F: +618 8377-0534

Yours sincerely

Duncan Glasgow
Company Secretary

END